Exhibit 99.1

Cardero Announces New NI 43-101 Resource Estimate for the Current Carbon Creek Joint Venture Property

290 Million Tonnes Measured and Indicated Resources
Plus 161 Million Tonnes Inferred Resources

VANCOUVER, Jan. 6, 2015 /CNW/ - Cardero Resource Corp . ("Cardero" or the "Company") (TSX: CDU) is pleased to announce a maiden NI 43-101 Resource Estimate for the current Carbon Creek metallurgical coal project held by the Carbon Creek Joint Venture of 290 million tonnes of Measured and Indicated and 161 million tonnes of Inferred ASTM rank mvB coal as at November 1, 2014. The current Carbon Creek joint venture property comprises 30,390 hectares, having been recently expanded by 77% following acquisition of prospective coal license applications in September 2014.

Resource Summary

•	Measured and indicated resources are 290 million tonnes ("Mt") of metallurgical coal.
•	Inferred resources are 161 Mt of metallurgical coal.
•	New geological model benefits from inclusion of 23,600 metres of drilling completed in late 2012.
•	A total of 61 coal seams and sub-seams are considered of potential economic significance and are reported as resources.
•	66% of measured and indicated resources are classified as potentially surface mineable.
•	63% of the measured and indicated resources and 85% of the inferred resources are classified as Hard Coking Coal ("HCC").

The accuracy of resource and reserve estimates is, in part, a function of the quality and quantity of available data and of engineering and geological interpretation and judgment. Given the data available at the effective date of this resource estimate, the estimates presented are considered reasonable. However, they should be accepted with the understanding that additional data and analysis available subsequent to the effective date of the estimate may necessitate revision. These revisions may be material. There is no guarantee that all or any part of the estimated resources will be recoverable. Mineral resources are not mineral reserves and there is no assurance that any mineral resources will ultimately be reclassified as proven or probable reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Technical Report Summary

The resource estimate is contained in a NI 43-101 Technical Report entitled "Technical Report – Carbon Creek Coal Property, British Columbia, Canada" dated December 11, 2014 ("Report") and prepared by Norwest Corporation ("Norwest") for Cardero. Cardero Coal Ltd. ("Cardero Coal"), formerly "Coalhunter Mining Corporation", a wholly-owned coal exploration and development subsidiary of Cardero, is the entity which holds the interest in the Carbon Creek property.

Cardero Coal holds a 75% joint venture interest in the Carbon Creek property ("Property") which is located in the Peace River Coalfield and currently consists of four coal licenses ("Licenses") and 25 applications for coal licenses ("Applications"). The Property totals 30,590 hectares (ha), comprising 26,910 ha of Applications and 3,680 ha of Licenses. Any coal licenses issued pursuant to the Applications will be included in the Property. Cardero Coal's interest is held through a joint venture ("JV") agreement with the Carbon Creek Partnership ("CCP"). The JV, known as the Carbon Creek JV, controls the Property, and Cardero Coal is the manager of the JV. The JV agreement provides that the CCP interest is a carried interest which requires Cardero Coal to fund the exploration, development, construction and operation of the mine and the CCP is to receive 25% of the net proceeds of production from the Property after Cardero Coal has recovered 100% of its investment, including all exploration and development expenditures as well as the costs of acquiring the Licenses.

From December 21, 2011 to May 30, 2014, the JV also held an interest in 10 Crown Granted District Lots ("CGDL" or "Freehold") via a coal lease ("Lease") between Cardero Coal and the Peace River Partnership. Cardero Coal withdrew from the Lease on May 30, 2014 and the Freehold ceased to form part of the Property. Accordingly, as all previous disclosures of coal resources and reserves for the Carbon Creek property by Cardero have included this additional 2,600 ha of Freehold, such previous resource and reserve estimation are no longer valid and should not be relied upon. The estimated resource reported in this news release is the initial resource estimate for the Property as now constituted.

For coal deposits, "mineralization" refers to coal development and coal seam stratigraphy. The coals occurring within the Property are thought to occur in the upper to middle sections of the Gething Formation. Based on the available data and existing geological interpretation, Norwest has determined coal mineralization to be of the Moderate geology type.

Norwest validated all drillcore intercepts from Utah Mines Ltd. ("Utah") and Cardero Coal drill programs for use in the geologic model for the Property. The model data set was rigorously checked for errata and inconsistencies using statistical data evaluation techniques. Maps and cross-sections were evaluated as an iterative process during the finalization of the model prior to calculation of the current coal resource for the Property.

Norwest personnel were directly involved in the field sampling and management of Cardero Coal drilling programs and the Qualified Person for the Report conducted site inspections during these exploration campaigns. The 2010 Cardero Coal twin-hole verification drilling program was able to replicate the results of the earlier Utah drilling program from the 1970s, allowing much of this data to be used with current drill data in the geological model for the Property.

Coal Quality

The coal deposition found on the Property is typical of the Gething Formation, consisting of abundant coal seams, some showing favourable metallurgical properties. Although there are numerous seams throughout the Property, 61 identified coal seams are of sufficient thickness and extent to include in the geologic model and report as coal resources. The average thickness and undiluted raw coal quality for the 61 coal seams within the Measured plus Indicated coal resource are outlined in Table 1.

Table 1 Average Thickness and Undiluted Raw Coal Quality Over Resource Area

Resource Type	Average Thickness (m)	Coal Quality (Air Dried Basis)
		Moisture (%)	Ash (%)	Sulphur (%)	Volatile Matter (%)	Fixed Carbon (%)	Calorific Value (kcal/kg)	FSI
Surface	1.28	1.62	17.53	0.93	24.95	57.52	6,716	3.0
Underground	1.56	1.16	18.90	0.79	23.88	57.21	6,636	4.0

Values shown represent coal without out-of-seam dilution (OSD). Run-of-Mine (ROM) coal, including OSD, can be beneficiated using size specific density and froth flotation separating processes to improve coal quality. Coking properties such as Free Swelling Index (FSI) and dilation are typically improved through beneficiation as well. The washability testing and metallurgical analyses described in the Report show this to be applicable to coals from the Property.

The 2011 and 2012 exploration programs conducted by Cardero Coal included a select number of large diameter (6in/150mm) cores for the purpose of obtaining representative washability and carbonization data. One bulk sample per seam was obtained, with each sample ranging from 250kg to 325kg of coal. Each bulk sample, representing 16 of the key seams exhibiting metallurgical characteristics, was subjected to a comprehensive washability study program. Applying Limn® simulations to a process design typifying the washing of high value coking coals, a plausible product for each seam was developed. With this information, a physical simulated seam product (SSP) was assembled in the laboratory. These SSPs were then subjected to a wide range of quality tests including petrographics, plasticity and sole heated oven testing. A summary of key test results are listed in Table 2, composited as either hard coking coal (HCC) or semi-soft coking coal (SSCC).

Table 2 Summary of Coking Coal Characteristics

Resource Type	Moisture (%, ad)	Ash (%, ad)	Sulphur (%, ad)	Volatile Matter (%, ad)	Volatile Matter (%, ddmf)	FSI	CSR[1]	VR2 (Romax)	P3 (%, ad)
HCC	0.71	4.33	0.71	25.98	27.43	6.5	62.00	1.17	0.056
SSCC	1.12	4.95	0.93	29.64	31.58	3	42.00	0.94	0.033

1Coke Strength after Reaction (SSCC represents Seam 40 only)
2Vitrinite Reflectance
3Phosphorus Content

Resource Estimate

An initial resource estimate for the Property was completed in accordance with the procedures and criteria of Geological Survey of Canada (GSC) Paper 88-21 as required by NI 43-101. The coal resources were reported from a 3D block model generated using MineSight™ software. Numeric seam identifiers, coal volumes and resource limiting criteria were coded into the 3D block model from gridded surface files representing the extent of the surface and underground coal resource in accordance with GSC Paper 88-21 guidelines. The mineral resource estimates for surface and underground reported for the current Carbon Creek geologic model are outlined in Table 3. The effective date of the resource statement is November 1, 2014.

A Measured and Indicated coal resource of 290Mt has been identified on the Property. The Carbon Creek deposit type is further defined as having 191Mt of "Surface" resource and 99Mt of "Underground" resource in the Measured and Indicated categories. Table 3 breaks these resources into surface and underground tonnes.

Table 3 Classification of Resource – Carbon Creek Property – November 1, 2014

Deposit Type	ASTM Coal Rank	Measured (Mt)	Indicated (Mt)	Inferred (Mt)
Surface	mvB-hvB	145	46	82
Underground	mvB	63	36	79
Total	mvB	290		161

Exploration to date on the Property has identified 61 separate coals seams that are developed sufficiently enough to be considered of potential economic significance. The 61 seams include 43 parent coal seams and 18 seam splits.

The "geology type" of the coal on the Property is determined to be "Moderate" based on Geological Survey of Canada Paper 88-21 guidelines. The coal occurrence at the Property is comprised of a lower group of coals, primarily of medium volatile bituminous rank, that exhibit metallurgical characteristics of hard coking coals. The upper group of Carbon Creek coals are medium to high volatile bituminous in rank and exhibit metallurgical characteristics of semi-soft coking coals.

For full details with respect to the assumptions underlying the current resource estimate presented herein, readers are urged to review the full Report, which will be filed on SEDAR within 45 days.

Qualified Person

Lawrence D. Henchel is the qualified person, as defined by NI 43-101, who is responsible for the Report that forms the basis for the disclosure in this news release. Mr. Henchel has reviewed and approved the scientific and technical information contained in this news release.

Lawrence D. Henchel, P.Geo. (Alberta) , P.G. (Utah), Registered Member (SME), is the Vice President Geologic Services, of Norwest and has over 31 years' experience in surface and underground coal mining geology, specializing in exploration and evaluation of coal and mineral properties. He has held positions in operating mines as well as participating in regional exploration projects. He is skilled in computerized modeling and reserve analysis of single and multi-seam coal deposits and has worked on projects in numerous countries, including the United States, Canada, India, South America, the Middle East, Mongolia and Southern Africa.

2014 Extraordinary General Meeting Results

At the Company's 2014 extraordinary general meeting held in Vancouver, BC on December 18, 2014, shareholders approved, by a 97% margin, the following matters:

1.	the issuance to affiliates of Robert C. Kopple ("Lenders") of 43,600,000 share purchase warrants, having an exercise price of $0.05 and a term of 7 years, in connection with the one-year extension of the maturity date of an existing secured note held by a Lender and the increase in the existing credit line granted to the Company by the Lenders;
2.	the reduction in the exercise price, from $0.095 to $0.05, of 28,359,066 outstanding share purchase warrants held by the Lenders; and
3.	the reduction in the exercise price, from $0.10 to $0.05, of 38,417,398 share purchase warrants held by, or to be issued to, the Lenders.

For additional details with respect to these transactions, see NR14-04, September 22, 2014.

The issuance of the additional share purchase warrants, and the repricing of the existing or to be issued warrants is, in each case, subject the acceptance thereof filing thereof by the TSX. The securities described herein have not been and will not be registered under the United States Securities Act of 1933, as amended, or any state securities laws. Such securities may not be offered or sold in the United States or to, or for the account or benefit of, a U.S. person, except pursuant to such registration or available exemptions therefrom.

ABOUT CARDERO RESOURCE CORP.

The common shares of the Company are currently listed on the Toronto Stock Exchange (symbol CDU), and the Frankfurt Stock Exchange (symbol CR5). For further details on the Company readers are referred to the Company's web site (www.cardero.com), Canadian regulatory filings on SEDAR at www.sedar.com and United States regulatory filings on EDGAR at www.sec.gov.

On Behalf of the Board of Directors of
CARDERO RESOURCE CORP.

"Henk van Alphen" (signed)
Henk van Alphen, CEO and President

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements and forward-looking information (collectively, "forward-looking statements") within the meaning of applicable Canadian and US securities legislation. All statements regarding the discovery and delineation of mineral deposits/resources/reserves, business and financing plans and business trends, are forward-looking statements. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market for, and pricing of, any mineral products the Company may produce or plan to produce, significant increases in the amount or cost of any of the machinery, equipment or supplies required to develop and operate a mine at Carbon Creek, a significant change in the availability or cost of the labor force required to operate a mine at Carbon Creek, significant increases in the cost of transportation for the Company's products, the Company's inability to obtain any necessary permits, consents or authorizations required for its activities, the Company's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Company's 2014 Annual Information Form filed with certain securities commissions in Canada and the Company's 2014 annual report on Form 20-F filed with the United States Securities and Exchange Commission (the "SEC"), and other information released by the Company and filed with the appropriate regulatory agencies. All of the Company's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Company's mineral properties.

Cautionary Note Regarding References to Resources and Reserves

National Instrument 43 101 - Standards of Disclosure for Mineral Projects ("NI 43-101") is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all resource estimates contained in or incorporated by reference in this press release have been prepared in accordance with NI 43-101 and the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") Standards on Mineral Resource and Mineral Reserves, adopted by the CIM Council on November 14, 2004 (the "CIM Standards") as they may be amended from time to time by the CIM, and in the Geological Survey of Canada Paper 88-21 entitled "A Standardized Coal Resource/Reserve Reporting System for Canada" originally published in 1988.

United States shareholders are cautioned that the requirements and terminology of NI 43-101 and the CIM Standards differ significantly from the requirements and terminology of the SEC set forth in the SEC's Industry Guide 7 ("SEC Industry Guide 7"). Accordingly, the Company's disclosures regarding mineralization may not be comparable to similar information disclosed by companies subject to SEC Industry Guide 7. Without limiting the foregoing, while the terms "mineral resources", "inferred mineral resources", "indicated mineral resources" and "measured mineral resources" are recognized and required by NI 43-101 and the CIM Standards, they are not recognized by the SEC and are not permitted to be used in documents filed with the SEC by companies subject to SEC Industry Guide 7. Mineral resources which are not mineral reserves do not have demonstrated economic viability, and US investors are cautioned not to assume that all or any part of a mineral resource will ever be converted into reserves. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher resource category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of a feasibility study or prefeasibility study, except in rare cases. The SEC normally only permits issuers to report mineralization that does not constitute SEC Industry Guide 7 compliant "reserves" as in-place tonnage and grade without reference to unit amounts. In addition, the NI 43-101 and CIM Standards definition of a "reserve" differs from the definition in SEC Industry Guide 7. In SEC Industry Guide 7, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made, and a "final" or "bankable" feasibility study is required to report reserves, the three-year historical price is used in any reserve or cash flow analysis of designated reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.

SOURCE Cardero Resource Corp.

For further information: Marla Ritchie, Tel: 604 408 7488; General Contact: Email: info@cardero.com, Toll Free: 1-888-770-7488, Tel: 604 408-7488, Fax: 604 408-7499